SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com


03024077

June 19, 2003

By Fax

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") – Election of New Director and Incentive Stock Option

Please be informed that at its meeting held on June 18, 2003, Altai's Board of Directors has elected Michael Hitch as a director of the Company.

Mr. Hitch is currently Senior Mining Analyst of Octagon Capital Corporation based in Toronto, Ontario. He has a B.S. degree, a M.Sc. degree from University of Ottawa in the Department of Geology and is currently a Ph.D. candidate in the University of Waterloo. In the past 19 years, he has held various positions, including being vice presidents, in various major and junior mining companies in North America and senior mining analyst and corporate finance vice president/partner positions in many Canadian securities firms.

The Directors of Altai consider Mr. Hitch as a valuable addition to the Board with his wide experience in mineral exploration and mining projects analysis in both the mining industry and the brokerage/financial business.

TSX Venture Exchange's approval is hereby requested for his appointment as a director of Altai Resources Inc. An original copy of his signed and notarised Form 2A Personal Information Form will be forwarded to TSX Venture as required as soon as we have been received it from Mr. Hitch.

In the same meeting and subsequent to his election as a director of the Company, the Board of Altai has granted to Michael Hitch a director's stock option of 100,000 shares at the exercise price of $0.10 per share, at the terms and conditions of our 2002 Stock Option Plan and expiring on June 17, 2008. The $0.10 option exercise price of this stock option is higher than the last closing market price of $0.085 before the stock option grant and is the minimum option price permitted by the TSX Venture Exchange. This Option and its exercise are subject to TSX Venture Exchange's approval of his appointment as a director of Altai Resources Inc.. Completed Form 4G for this stock option will be forwarded to you after the month end.

dlw 6/30

..../2

Ms. Jasmine Handanovic
Analyst, Corporate Finance
TSX Venture Exchange
June 19, 2003

Including the above stock option grant, Altai's number of outstanding stock option shares is 2,036,000 shares, leaving 167,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan.

Yours sincerely,

ALTAI RESOURCES INC.



Maria Au
Secretary-Treasurer

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
United States Securities & Exchange Commission
- Attn: Office of International Corporate Finance (By mail)

atcr075~tsxventure.dir-op.30619/ma